April 29, 2011

VIA EDGAR CORRESPONDENCE

Jim O'Connor, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Clearwater Investment Trust ("Registrant")
Securities Act File No. 33-12289
Investment Company Act File No. 811-05038

Dear Mr. O'Connor:

We wish to respond by this letter to comments of the U.S. Securities and Exchange Commission ("SEC") Staff on the Post-Effective Amendment No. 31 filed by the Registrant on February 28, 2011 ("PEA 31").  The SEC Staff's comments were conveyed via facsimile from you to Audrey Wagner of Dechert LLP on April 18, 2011.  On behalf of the Registrant, we have summarized the SEC Staff's comments and provided the Registrant's responses immediately thereafter.  Capitalized terms have the meanings attributed to such terms in the prospectus.

1.	Summary Prospectus—Growth Fund

a.	Comment: The Statement of Additional Information ("SAI") indicates the asset allocation to Parametric is 60% of the Fund's assets (not "net" assets). Does the Fund intend to use leverage? Explain.

Response:  None of the Funds intends to use leverage.  The Registrant has changed "net assets" to "total assets" or "assets" throughout the prospectus and SAI, as appropriate.

b.	Comment: The disclosure under Principal Investment Strategies that reads: "The Fund's adviser considers…price volatility statistics" is generic disclosure called for in Item 9 of Form N-1A.

Response:  This disclosure is repeated in the statutory prospectus; therefore, the Registrant has removed it from the summary prospectus.

c.
Comment:  Does the statement "Parametric manages its portion of the Fund's assets so that its holdings match the holdings of the Russell 1000 Index as closely as possible without requiring the Fund to realize taxable gains" mean the subadviser is invested in all 1000 companies in the Index?

Response:  Parametric is not necessarily invested in all 1000 companies in the Russell 1000 Index at all times.  The Registrant has revised the disclosure to read: "To the extent feasible, Parametric manages its portion of the Fund's assets so that its holdings generally match the holdings of the Russell 1000 Index as closely as possible without requiring the Fund to realize taxable gains."

d.	Comment: What is the market cap of companies in the Russell 1000 Index?

Response: The Registrant has added the following disclosure to the Growth Fund summary prospectus Principal Investment Strategies section: "The market capitalization of the companies included in the Russell 1000 Index as of May 31, 2010, was between $1.3 billion and $438 billion."

e.	Comment: Is the Fund overall a small or small and mid-cap Fund? Disclose the range of market caps.

Response:  The Growth Fund may invest across all market capitalizations.  The Registrant has added the following disclosure to the Growth Fund summary prospectus Principal Investment Strategies section:  "The overall market capitalization of the Fund may cover all ranges."

f.
Comment: Please define the term "securities" in the following sentence: "Knightsbridge manages its portion of the Fund's assets by investing in a concentrated portfolio of securities (generally 15-25) across capitalization levels."

Response: The Registrant has revised the disclosure in the Growth Fund summary prospectus Principal Investment Strategies section to read: "Knightsbridge manages its portion of the Fund's assets by investing in a concentrated portfolio of equity securities (generally 15-25) across capitalization levels." (emphasis added to show change)

g.	Comment: What size companies does Osterweis invest in?

Response:  The Registrant has revised the disclosure in the Growth Fund summary prospectus Principal Investment Strategies section to read:  "Osterweis invests its portion of the Fund's assets in common stocks of companies across capitalization levels that it deems to have attractive growth prospects but considers to be undervalued or otherwise out-of-favor in the market at the time of purchase." (emphasis added to show change)

h.	Comment: Why is the introductory paragraph to the performance chart in italics? This comment applies across all four Funds.

Response: The specified text will not be in italics.

i.
Comment: Delete the following sentence from the introductory paragraph to the performance chart "Both the bar chart and the table assume that all dividend distributions have been reinvested."  This comment applies across all four Funds.

Response:  The Registrant has removed this sentence across all four Funds.

j.	Comment: If updated information is available, indicate that and how to get it (website). This comment applies across all four Funds.

Response:  The Registrant declines to make a change.  Per Item 4(b)(2)(ii) of Form N-1A, a Fund is required to show Total Return for the last 10 calendar years (or the life of the Fund if less than 10 years).  Accordingly, the chart is accurately reflected.  Furthermore, as these Funds have a fiscal year end of 12/31, year-to-date return information as of the most recent quarter is not required.  The Funds do not currently have a website.

k.	Comment: Include portfolio manager titles where applicable.

Response:  The Registrant has added the applicable titles to Growth Fund portfolio managers: David C. Fondrie is the Chief Executive Officer of Heartland Advisors. Hugh F. Denison is a Senior Vice President for Heartland Advisors.  Theodore D. Baszler and William R. Nasgovitz do not have additional titles at Heartland Advisors.  John G. Prichard is the Principal, Portfolio Management & Research for Knightsbridge.  John S. Osterweis is the President, Chief Investment Officer and Director of Osterweis.  Matthew K. Berler is First Executive Vice President of Osterweis.  Stephen P. Moore, Alexander (Sasha) Kovriga, Gregory S. Hermanski and Zachary W. Perry are Vice Presidents of Osterweis.

2.	Summary Prospectus—Small Cap Fund

a.	Comment: Why is Acquired Fund Fees and Expenses ("AFFE") included in the fee chart when not mentioned in the principal investment strategies?

Response: The Small Cap Fund, as well as the other three Funds, may invest in underlying funds; however, for the fiscal year ended December 31, 2010, the Small Cap Fund had AFFE of less than .01%.  The Registrant has added a discussion of exchange-traded fund and investment company investing as well as risk disclosure to the statutory prospectus.

b.
Comment: What does "primarily" mean in the following sentence?  Anything else the Fund invests in? "Equity securities consist primarily of exchange traded common and preferred stocks and convertible securities."

Response: The Registrant has clarified the disclosure to address equity securities the Small Cap Fund invests, rather than a general discussion of the types of equity securities available in the market.  The Registrant has revised the disclosure in the Small Cap Fund summary prospectus Principal Investment Strategies section to read:  "The equity securities the Fund invests in consist primarily of exchange traded common and preferred stocks.  The Fund may also invest in a type of equity security called a convertible security to hedge sector volatility. A convertible security generally entitles the holder to receive interest paid or accrued on debt securities or the dividend paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged."

c.	Comment: How will the fund use convertible securities in its strategy? How much will the fund invest in convertible securities? Is there a limit? Define convertible securities.

Response:  Convertible security investing is not a core investing strategy for the Small Cap Fund.  The Registrant has revised the disclosure in the Small Cap Fund summary prospectus Principal Investment Strategies section to read:  "The Fund may also invest in a type of equity security called a convertible security to hedge sector volatility. A convertible security generally entitles the holder to receive interest paid or accrued on debt securities or the dividend paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged."

d.	Comment: The disclosure under Principal Investment Strategies that reads: "The Fund's adviser considers…price volatility statistics" is generic disclosure called for in Item 9.

Response:  This disclosure is repeated in the statutory prospectus; therefore, the Registrant has removed it from the summary prospectus.

3.	Summary Prospectus—Tax-Exempt Bond Fund

a.	Comment: Change "The Fund invests at least 80% of its assets in tax-exempt securities" to "The Fund invests at least 80% of its assets in tax-exempt bonds."

Response:  The Registrant has made the change.  The Registrant has also made conforming changes throughout the prospectus and SAI.

b.	Comment: Does the fund have a concentration policy in healthcare? If healthcare remains in the principal investment strategies, include a risk tile.

Response: The Tax-Exempt Bond Fund does not have a concentration policy in healthcare.  The Registrant has removed this sentence as the Tax-Exempt Bond Fund may invest in various kinds of revenue bonds.

c.	Comment: Provide a duration example where appropriate.

Response: The Registrant has added the following disclosure in the Tax-Exempt Bond Fund summary prospectus Principal Investment Strategies section in order to explain duration: "Duration is a measure of the sensitivity of the price of a fixed-income security to changes in interest rates and is expressed as a number of years.  A longer duration generally means the price is more sensitive to changes in interest rates."

4.	Summary Prospectus—International Fund

a.	Comment: Where is AFFE?

Response:  The International Fund, as well as the other three Funds, may invest in underlying funds; however, for the fiscal year ended December 31, 2010, the International Fund had AFFE of less than .01%.  The Registrant has added a discussion of exchange-traded fund and investment company investing as well as risk disclosure to the statutory prospectus.

b.	Comment: Define "securities" in the following: "the Fund intends to invest at least 80% of the value of its assets in equity securities…"

Response:  The Registrant declines to make a change.  Equity securities in which the International Fund invests are defined in the International Fund summary prospectus Principal Investment Strategies section as follows: "Equity securities in which the Fund invests include common and preferred stock, sponsored and unsponsored American Depositary Receipts, European Depositary Receipts, and Global Depositary Receipts and exchange-traded funds and other investment companies."

c.	Comment: Provide a definition of foreign companies that conforms to the SEC Staff position: companies organized or located outside the US and doing a substantial amount of business outside the US.

Response: The Registrant has confirmed that the following disclosure accurately reflects the investment strategy of the International Fund and has accordingly made the change to the following: "Under normal market circumstances, the Fund intends to invest at least 80% of the value of its net assets in equity securities of companies organized or located outside the United States and doing a substantial amount of business outside the United States."  The Registrant has made the conforming change in the statutory prospectus and SAI.

d.	Comment: Will the fund hold all the companies in the MSCI World Ex USA Index?

Response: Parametric is not necessarily invested in all the holdings in the MSCI World Ex USA Index (net) at all times.  The Registrant has revised the disclosure to read:  "Parametric manages its portion of the Fund's assets in a passive management strategy so that to the extent feasible its portion of the Fund's holdings matches the holdings of the MSCI World Ex USA Index (net) as closely as possible.  Parametric does not intend that the portion of the Fund's assets it manages will be invested in all the components of the MSCI World Ex USA Index (net) at any given time."

e.	Comment: There are two versions of the MSCI World Ex USA Index, net and gross. In which one does the fund invest? Define the Index.

Response:  The primary benchmark for the International Fund is the MSCI World Ex USA Index (net).  The Registrant has made conforming changes throughout the prospectus.  The Registrant has added the following disclosure in the International Fund summary prospectus Principal Investment Strategies section:  "The MSCI World Ex USA Index (net) is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. The MSCI World Ex USA Index (net) consists of the following 23 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom."

f.	Comment: What is the market cap of companies in the MSCI World Ex USA Index (net)?

Response:  Because the MSCI World Ex USA Index (net) is country-based, it can include companies across all capitalization levels.  The Registrant has added the following disclosure in the International Fund summary prospectus Principal Investment Strategies section:  "Overall, the Fund may be invested across all capitalization levels."

g.	Comment: Define small and mid cap as have done for large cap.

Response:  The Registrant declines to make a change.  Unless otherwise noted in the International Fund Principal Investment Strategy disclosure, the subadvisers may invest across capitalization levels.

h.	Comment: To what extent does the International Fund invest in emerging markets?

Response: The Registrant declines to make a change.  The current disclosure states: "The Fund does not currently intend to invest more than 20% of its net assets in the equity securities of developing or emerging market issuers."

i.	Comment: The investment strategies state that the fund does not invest in futures and options.

Response: The Registrant has clarified the disclosure regarding the International Fund's investment in futures and options.  The Registrant has revised the disclosure to read: "The Fund may use options, futures contracts, and options on futures contracts to attempt to manage market or business risks.  The Fund does not currently intend to invest in foreign currency exchange contracts options, futures contracts, or options on futures contracts for speculative purposes."

5.	Statutory Prospectus—Growth Fund

a.	Comment: How much shareholder notice is given for a change in non-fundamental investment strategy?

Response: The Registrant declines to make a change.  The Growth Fund is not required to give shareholders notice for a change in non-fundamental investment strategy; however, depending on the nature of the change, the Growth Fund may provide reasonable advance notice to shareholders.

b.	Comment: Heartland and Knightsbridge's investment strategies reference value investing, but the Growth Fund is a "growth" fund.

Response: The Registrant declines to make a change.  Heartland and Knightsbridge subadvise sleeves of the Growth Fund.  Heartland and Knightsbridge share management of approximately 40% of the assets of the Growth Fund with Osterweis.  Overall, the Growth Fund pursues a growth investing strategy.

c.	Comment: What does the following statement mean? "Knightsbridge may also consider allocation across industry sectors in its selection of securities for its portion of the Fund's assets."

Response:  The Registrant has revised this disclosure to read: "Knightsbridge may also select securities for its portion of the Fund's assets across industry sectors."

d.	Comment: Are investments in master limited partnerships ("MLP") a principal risk? There was no mention of MLPs in the strategies section.

Response: The Registrant declines to make a change.  The description of Osterweis's principal investment strategy indicates that Osterweis may invest in MLPs, among other equity securities.

6.	Statutory Prospectus—Tax-Exempt Bond Fund

a.	Comment: How much shareholder notice is given for a change in non-fundamental investment strategy?

Response: The Registrant declines to make a change.  The Tax-Exempt Bond Fund is not required to give shareholders notice for a change in non-fundamental investment strategy; however, depending on the nature of the change, the Tax-Exempt Bond Fund may provide reasonable advance notice to shareholders.

b.	Comment: Move the following to the summary section of the prospectus: "Please note that the Clearwater Tax-Exempt Bond Fund is not a suitable investment for tax-deferred accounts."

Response: The Registrant has repeated this disclosure in the summary prospectus for the Tax-Exempt Bond Fund.

7.	Statutory Prospectus—International Fund

a.	Comment: Move the following to the summary section : "In selecting securities for the Fund, AXA Rosenberg seeks to match…ex US $2 to $10 Billion Index."

Response: The Registrant has repeated this disclosure in the summary prospectus for the International Fund.

b.
Comment: Does the following statement mean that the adviser invests only in countries in the indices? "Artisan Partners measures its performance against the MSCI EAFE Index and the MSCI EAFE Value Index."

Response:  The Registrant has clarified the countries in which Artisan may invest.  The Registrant has removed the references to the MSCI EAFE Index and MSCI EAFE Value Index.  The Registrant has revised the disclosure to read:

"The 21 developed market countries in which Artisan Partners generally invests its portion of the Fund's assets include: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom."

c.	Comment: With regard to the foreign securities market risk tile, foreign securities do not include just developed country securities.

Response:  The Registrant has removed the reference to "developed" from the foreign securities risk tile to clarify foreign securities investing risk applies with regard to both developed and developing markets.  In addition, the current disclosure includes an emerging market risk tile.

d.	Comment: If the International Fund invests in exchange-traded funds and other investment companies, there should be an AFFE line item in the Annual Fund Operating Expenses table.

Response:  The Registrant has added an AFFE line item to the Annual Fund Operating Expenses table; however, for the fiscal year ended December 31, 2010, the International Fund had AFFE of less than .01%.

8.	Statutory Prospectus-- Other Investments and Investment Strategies

a.
Comment:  With regard to the inclusion of "to invest cash balances" in the derivatives disclosure, there was no mention of using derivatives for investment.  At least one fund said it did not currently intend to do so.  Explain.

b.
Response: Investing cash balances can also be referred to as equitizing cash.  This is the practice of investing in futures or options on an underlying asset in anticipation of entering into a cash market transaction in the underlying asset.  The Commodity Futures Trading Commission has recognized investing in futures or options in anticipation of entering into a cash market transaction as a bona fide hedging strategy.1  The Registrant has clarified the disclosure by changing the reference "to invest cash balances" to " to hedge."

______________________________
1 Clarification of Certain Aspects of the Hedging Definition, 52 Fed. Reg. 27195, 27195-27196 (July 20, 1987).

c.	Comment: Add disclosure from the 7/30/2010 letter to the ICI. What derivatives will it use? How will it use them?

Response:  The Registrant has revised the derivatives disclosure to summarize SAI disclosure as follows:

Derivatives. Each Fund may utilize several different types of derivatives for various purposes including in order to increase total returns, to hedge risk, to maintain liquidity, to meet shareholder redemptions, or to minimize trading costs.  The Growth Fund, International Fund and Small Cap Fund may engage in options trading on securities and securities indices.  Options trading involves buying ("purchasing") or selling ("writing") the right to buy ("call") or sell ("put") an underlying security at a future date.  The Growth Fund, International Fund and Small Cap Fund may also engage in futures and options on futures trading on various underlying instruments.  A future is an agreement to buy or sell an underlying instrument at a future date.  Futures investing may involve a small initial investment relative to the risk assumed, which could result in losses greater than if they had not been used.  Due to fluctuations in the price of a security underlying an option, a Fund may not be able to exercise profitably an option and may lose its entire investment in an option.  The Growth Fund's use of derivatives may be limited as a significant portion of the Fund is managed with a strategy of minimizing tax liability and maintaining a low turnover rate.

In addition, the International Fund may enter into foreign currency exchange contracts in order to hedge against adverse movements in currency exchange rates.  If the adviser's or subadviser's forecast of exchange rate movements is incorrect, the Fund may realize losses on its foreign currency transactions.  Additionally, the Fund's hedging transactions may prevent the Fund from realizing the benefits of a favorable change in the value of foreign currencies.  The Fund may use options, futures contracts, and options on futures contracts to attempt to manage market or business risks.  The Fund does not currently intend to invest in foreign currency exchange contracts options, futures contracts, or options on futures contracts for speculative purposes.  Futures investing may involve a small initial investment relative to the risk assumed, which could result in losses greater than if they had not been used.  Due to fluctuations in the price of a security or future underlying an option, the Fund may not be able to exercise profitably an option and may lose its entire investment in an option.

The Tax-Exempt Bond Fund may invest in options on debt securities that are exchange-traded, futures contracts on interest rates and interest rate indices and options on futures on interests rates and interest rate indices.  The Fund may only engage in these transactions as a defensive strategy or in order to hedge its portfolio in fixed income securities which may be exposed to the risk of changing interest rates.  The Tax-Exempt Bond Fund may also enter into swap agreements.  Swap agreements are two party contracts entered into primarily by institutional investors in which two parties agree to exchange the returns (or differential rates of return) earned or realized on particular predetermined investments or instruments.  The Tax-Exempt Bond Fund may enter into swap agreements for purposes of attempting to obtain a particular investment return at a lower cost to the Fund than if the Fund had invested directly in an instrument that provided that desired return.  Even a small investment in a swap can have a big impact on the Tax-Exempt Bond Fund's market exposure.  The Fund also bears the risk of default by its swap counterparty.

Even a small investment in derivative contracts can have a big impact on the Funds' market exposure. Therefore, using derivatives can disproportionately increase losses and reduce opportunities for gains when market prices are changing. A Fund may not fully benefit from or may lose money on derivatives if changes in their value do not correspond accurately to changes in the value of the Fund's holdings. The other parties to certain derivative contracts present the same types of credit risk as issuers of fixed income securities. Derivatives can also make a Fund less liquid and harder to value, especially in declining markets.

9.	Statutory Prospectus—Frequent Purchases and Redemptions of Fund Shares

a.	Comment: With regard to fair valuation disclosure, does the Board periodically review the reliability of 3rd party prices based on hindsight? This is part of its Rule 38a-1 responsibility.

Response:  The Board periodically reviews fair valuations per its Rule 38a-1 policies and procedures.

10.	Statement of Additional Information

a.	Comment: State the limits set out in Section 18(f)(1) of the Investment Company Act of 1940 with regard to borrowing money and issuing senior securities.

Response:  The Registrant has added the following disclosure:  "A Fund may not borrow money, except that the fund may borrow money for temporary or emergency purposes (not for leveraging or investment) in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings).  Any borrowings that come to exceed this amount will be reduced within three days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation."

b.
Comment:  The concentration policy ("Invest more than 25% of its total assets in securities of issuers in any one industry…") tracks Guide 19 which has now been repealed.  Refer to Instruction 4, Item 9(b)(1) of Form N-1A.

Response: The Registrant has revised the disclosure to read: "Invest more than 25% if its net assets in securities of issuers in a particular industry or group of industries…"  (emphasis added to show change)

c.	Comment: With regard to the Board of Trustees, describe the business Laura Rasmussen owns and state the law firm at which Justin Weyerhaeuser is an attorney.

Response:  The Registrant has revised the disclosure with regard to Laura E. Rasmussen and Justin H. Weyerhaeuser to read:

Laura E. Rasmussen (47)1 30 East 7th Street, Saint Paul, Minnesota 55101	Trustee	Tenure: 11 yrs Term: Indefinite	Business Owner, 3 Kittens Needle Arts (textile sales, 2006-Present)	4	None
Justin H. Weyerhaeuser (37) 30 East 7th Street, Saint Paul, Minnesota 55101	Trustee	Tenure: 3 yrs Term: Indefinite	Attorney, Jacobs Chase Attorneys (2009-Present), Volunteer Attorney, ACLU of Colorado (2007-2009), Private Investor (2006-2007)	4	None

*          *          *

You requested that the Registrant make certain representations concerning each post-effective amendment and the responses being made to the comments received.  These representations are included as an exhibit to this letter.

Sincerely,

/s/ Audrey Wagner___
Audrey Wagner

cc:	Jennifer D. Lammers John V. O'Hanlon

Exhibit

Clearwater Investment Trust
30 East 7th Street, Suite 2000
St. Paul, Minnesota 55101-4930

April 29, 2011

VIA EDGAR CORRESPONDENCE

Jim O'Connor, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Clearwater Investment Trust ("Registrant")
Securities Act File No. 33-12289 Investment Company Act File No. 811-05038

Dear Mr. O'Connor:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to Post-Effective Amendment No. 31 filed by the Registrant on February 28, 2011 ("PEA 31"), the Registrant hereby acknowledges that:

o	the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in PEA 31 and Post-Effective Amendment No. 32 filed by the Registrant on April 29, 2011;

o
comments of the Securities and Exchange Commission ("SEC") Staff, if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing made; and

o	the Registrant may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Jennifer Lammers
Jennifer Lammers
Chief Financial Officer
Fiduciary Counselling, Inc.